EXHIBIT 99.1

Pengrowth Announces Fourth Quarter 2018 Results, Provides Reserves Update and Launches Strategic Review

Lindbergh Exits 2018 as Expected With Production Greater Than 19,000 Barrels per Day and Continued into 2019 at the Upper End of Our Guidance Despite Alberta's Curtailment Program

CALGARY, Alberta, March 06, 2019 (GLOBE NEWSWIRE) -- Pengrowth Energy Corporation (“Pengrowth” or the "Company") (TSX:PGF, OTCQX:PGHEF), today reported its results for the three and twelve months ended December 31, 2018 as well as its reserves as at December 31, 2018. Subsequent to the quarter the Company signed a letter of intent for third party development of a cogeneration facility to provide the electricity and steam required to expand production at our Lindbergh SAGD facility in two phases to 35,000 barrels per day ("bbl/d") by the end of 2023. On March 5, 2019 the Board of Directors commenced a formal process to explore and develop strategic alternatives (the “Strategic Review”) with a view to strengthening the Company’s balance sheet and maximizing enterprise value. Pengrowth has retained Perella Weinberg Partners LP and Tudor, Pickering, Holt & Co. as advisers to assist in undertaking the Strategic Review. Unless otherwise indicated, financial figures are expressed in Canadian Dollars.

"I want to start by thanking our team for the strong operational performance we achieved through 2018. Fourth quarter production was down only 2.4% year-over-year after divesting 5,250 barrels of oil equivalent per day ("boe/d") and investing $65 million in capital. Our ability to successfully maintain production following divestitures of such magnitude is an important achievement. That said, diluent costs and low crude oil prices made the fourth quarter challenging financially,” said Pete Sametz, President and Chief Executive Officer of Pengrowth. "During the fourth quarter we actively worked towards refinancing our outstanding term notes. While the markets were initially receptive to the refinancing initiatives being explored by the Company, the downward trajectory of West Texas Intermediate crude oil ("WTI") pricing and the expanded discount on Western Canadian Select crude oil ("WCS") through the fourth quarter created an extremely cautious atmosphere in the financial markets. The recovery in WTI and WCS pricing subsequent to the quarter is expected to be constructive for our first quarter results and refinancing and strategic initiatives."

"Our Board of Directors has initiated the Strategic Review to evaluate various pathways to maximize Pengrowth's enterprise value and align it to the value of our two long-life low-decline assets of Lindbergh (Lloydminster thermal oil project) and Groundbirch (Montney natural gas project). Each of these assets has a reserve life in excess of 50 years at current production levels and in aggregate represent 447 million boe ("MMboe") in proved and probable reserves."

STRATEGIC REVIEW
On March 5, 2019 Pengrowth's Board of Directors commenced the Strategic Review and engaged Perella Weinberg Partners LP and Tudor, Pickering, Holt & Co. to explore the Company’s strategic options and alternatives with a view to improving the Company’s balance sheet, addressing upcoming debt maturities, and maximizing enterprise value.  The Strategic Review is intended to explore a comprehensive range of strategic and transaction alternatives, including a sale, merger or other business combination; a disposition of all or certain assets of the Company; recapitalization and refinancing opportunities; sourcing new financing and equity capital; and other alternatives to improve the Company’s financial position and maximize value.  In addition to Pengrowth’s long-life, low-decline assets, the Company also has potentially attractive tax attributes that complement its strong base operations. Pengrowth and its advisers expect to actively explore market interest in potential transactions and strategic initiatives with a range of interested parties and capital market participants.

There can be no guarantees as to whether the Strategic Review will result in a transaction or the terms or timing of any resulting transaction.  Given the nature of the Strategic Review, the Company does not intend to provide updates until such time as the Board of Directors approves a definitive transaction or strategic alternative, or otherwise determines that further disclosure is necessary or appropriate.

CREDIT FACILITY EXTENSION
The Company is in discussions with the lending syndicate under its $330 million revolving bank credit facility (the "Credit Facility") on arrangements to extend the maturity date of the Credit Facility through September 30, 2019 to support the Strategic Review.  The Company’s objective is to finalize the extension agreement as soon as possible, and in advance of the current March 31, 2019 maturity date. While there can be no assurance or guarantee that an extension will be obtained by the Company or on what terms, management remains confident that an extension agreement will be executed in the near term, at which time Pengrowth will update the market accordingly.

ALBERTA CURTAILMENT PROGRAM
As one of the top 20 oil producers in Alberta, Pengrowth is subject to the Government of Alberta's Curtailment Program which took effect on January 1, 2019. Even though Lindbergh is subject to mandatory curtailments, the asset produced more than 18,000 bbl/d in January and February 2019, and continues to deliver production at the upper end of the previously announced 2019 guidance. As a result, the Company has not changed its previously announced 2019 production guidance. Pengrowth remains in compliance with Alberta's Curtailment Program.

CO-GENERATION
Securing a partner to build a cogeneration facility at Lindbergh is a cornerstone of our strategy to incrementally grow production to 35,000 bbl/d by the end of 2023 at Lindbergh.  After several months of negotiations, in January 2019, Pengrowth reached agreement with Ironclad Energy Partners LLC (“Ironclad”), a wholly owned subsidiary of Stonepeak Infrastructure Partners, and signed a Letter of Intent ("LOI") regarding the engineering, design, construction, commissioning, asset management, energy management and ownership of a new cogeneration facility at Lindbergh.   This new facility would be funded and owned by Ironclad and operated and maintained by Pengrowth to efficiently provide the electricity and steam under a fee structure required to expand production at our Lindbergh SAGD facility.  This LOI is non-binding and there are a number of conditions contained in the LOI making construction of the proposed cogeneration facility subject to the execution of definitive agreements between the parties.

FOURTH QUARTER SUMMARY (Due to 2017 dispositions, comparisons are to the third quarter of 2018):

  Total proved and probable reserves remained unchanged year-over-year at 446.5 MMboe after 2018 production of 8.0 MMboe;
  Negative adjusted funds flow of $2.3 million for the fourth quarter was driven primarily by the following:
  o 36% decrease in diluted bitumen revenue per barrel ("bbl") due to decreased realized prices;
  o 54% increase in condensate/diluent costs per bbl during the quarter; and
  o an unplanned power outage at Lindbergh which impeded December production and reduced funds flow.
  Partially offset by:
  o $46.9 million ($19.71/bbl) in enhanced realized pricing on our bitumen compared to the WCS crude oil benchmark as a result of our apportionment protected fixed differential sales contracts;
  o 11% increase in total average daily production;
  o 6% decrease in operating expenses per boe; and
  o 53% decrease in cash G&A expenses per boe.
  Non-cash items, which were the primary cause of the $503.0 million net loss, included:
  o $355 million deferred tax expense due to uncertainty about Pengrowth's ability to realize the deferred tax assets in future years;
  o $91 million E&E impairment primarily related to Groundbirch natural gas assets due to the significant deterioration in forward natural gas benchmark prices late in 2018; and
  o $32 million in accelerated depreciation of Northeastern British Columbia properties considered to be at the end of their economic life.

Summary of Financial & Operating Results

	Three months ended
(monetary amounts in millions except per boe and per share amounts)	Dec 31, 2018	Sept 30, 2018 (1)	% Change	Dec 31, 2017	% Change

PRODUCTION
Average daily production (boe/d)	24,104	21,807	11	24,702	(2)
FINANCIAL
Oil and gas sales (1)	$111.2	$147.2	(24)	$130.5	(15)
Capital expenditures	$9.1	$6.8	34	$28.2	(68)
Cash proceeds from dispositions	$5.3	$9.6	(45)	$118.3	(96)
Interest and financing charges	$13.8	$12.3	12	$12.4	11
Adjusted funds flow (2)	$(2.3)	$15.6	(115)	$13.5	(117)
Weighted average number of shares outstanding (000's)	556,117	556,117	-	552,246	1
Adjusted funds flow per share (2)	$—	$0.03	(100)	$0.02	(100)
OPERATIONAL
Produced petroleum revenue per boe (2)	$24.80	$47.10	(47)	$37.14	(33)
Operating expenses per boe (1)	$9.56	$10.17	(6)	$13.24	(28)
Adjusted operating expenses per boe (2)	$10.87	$10.72	1	$12.28	(11)
Royalty expenses per boe	$1.67	$3.69	(55)	$3.52	(53)
Operating netback before realized commodity risk management per boe (2)	$9.24	$29.85	(69)	$18.96	(51)
Cash G&A expenses per boe (2)	$1.89	$3.99	(53)	$5.54	(66)
STATEMENT OF INCOME (LOSS)
Net income (loss)	$(503.0)	$(1.6)	31,338	$(210.4)	139
Net income (loss) per share	$(0.91)	-	-	$(0.38)	139
DEBT
Total debt before working capital (3)	$714.6	$672.2	6	$610.5	17

(1)         Prior period comparative figures changed to conform to presentation in the current period.
(2)         See definition in our MD&A under section "Non-GAAP Financial Measures".
(3)         Includes Credit Facility, current and long term portions of term notes, as applicable, and bank indebtedness. Excludes letters of credit and finance leases.

2018 ACTUAL RESULTS VS. 2018 GUIDANCE
The following table provides a summary of full year 2018 Guidance and actual results for the twelve months ended December 31, 2018:

	2018 Actual Results	2018 Guidance (1)
Average production (boe/d)	22,025	22,500 - 23,500
Capital expenditures ($ millions)	65.4	65
Royalty expenses (% of produced petroleum revenue) (2) (3)	7.9	8.5 (4)
Adjusted operating expenses ($/boe) (2)	10.54	10.50 - 11.50
Cash G&A expenses ($/boe) (2)	3.72	3.50 - 3.85 (4)

(1)         Per boe estimates based on high and low ends of production Guidance.
(2)         See definition under section "Non-GAAP Financial Measures".
(3)         Excludes financial commodity risk management activities.
(4)         Guidance revised in the second quarter of 2018.

Daily production for 2018 of 22,025 was slightly below the low end of Guidance due to an unplanned power outage at Lindbergh in December and the deliberate reduction in Groundbirch production earlier in 2018 to maximize the value of our gas. Pengrowth production exited 2018 at 25,052 boe/d with Lindbergh production averaging 19,256 bbl/d in the final week of 2018 following resolution of the outage.

Full year 2018 capital expenditures, royalty expenses as a percentage of sales, adjusted operating expenses and cash G&A expenses were all within full year Guidance.

2019 GUIDANCE
The following table provides Pengrowth's 2019 Guidance previously announced on November 8, 2018:

2019 Guidance (1)
Lindbergh Average Production (bbl/d)	17,750 - 18,250
Average production (boe/d)	22,500 - 23,500
Capital expenditures ($ millions)	45
Royalty expenses (% of produced petroleum revenue) (2) (3)	7.0 - 8.0
Adjusted operating expenses ($/boe) (2)	9.25 - 10.00
Cash G&A expenses ($/boe) (2)	2.50 - 2.75

(1)         Per boe estimates based on high and low ends of production Guidance.
(2)         See definition under section "Non-GAAP Financial Measures".
(3)         Excludes financial commodity risk management activities.

Fourth Quarter Operational Review
Average daily production for the fourth quarter increased 11% to 24,104 boe/d compared with 21,807 boe/d in the third quarter of 2018 primarily as a result of our infill wells coming on-line at Lindbergh and additional production from Groundbirch that was brought back on stream when gas prices improved.

	Three months ended
PRODUCTION	Dec 31, 2018	Sept 30, 2018	% Change	Dec 31, 2017	% Change
Bitumen (bbl/d)	17,866	16,408	9	14,430	24
Natural gas (Mcf/d)	33,024	27,604	20	42,251	(22)
Light oil (bbl/d)	476	663	(28)	2,094	(77)
Natural gas liquids (NGL) (bbl/d)	258	135	91	1,136	(77)
Total boe/d	24,104	21,807	11	24,702	(2)

Lindbergh contributed 74% of fourth quarter total production as all eight infill wells that were completed in the second quarter of 2018 were on production in the fourth quarter. This contributed to a 9% increase in average daily production of 17,866 bbl/d compared with 16,408 bbl/d in the prior quarter. The steam-oil ratio ("SOR") for the fourth quarter decreased 8.4% to 2.74 compared with 2.99 in the prior quarter as the new infill wells were brought into production. We expect the SOR to drop further once the remaining infill wells achieve full production. The cumulative SOR as at December 31, 2018 was 2.67.

Financial Results
Lindbergh's fourth quarter operating netbacks decreased 66% to $13.16/bbl compared with $38.88/bbl in Q3 2018 due to a 36% decrease in realized diluted bitumen prices, a 54% increase in diluent costs, a 76% increase in energy operating expenses, increased transportation costs on a per barrel basis offset by a 32% decrease in non-energy operating expenses and a 60% decrease in royalties. Management considers the conditions experienced by bitumen producers through the fourth quarter of 2018 to be extreme and unusual, and realized prices in 2019 to date appear to be more normal.

	Three months ended
Lindbergh Operating Netbacks ($/bbl) (1)	Dec 31, 2018	Sept 30, 2018	% Change (3)	Dec 31, 2017	% Change
Diluted Bitumen Revenue (2)	42.23	66.23	(36)	50.96	(17)
Diluent Costs (Inc. transportation)	(14.73)	(9.59)	54	(9.68)	52
Bitumen revenue (2)	27.50	56.64	(51)	41.28	(33)
Royalties	(1.93)	(4.84)	(60)	(2.91)	(34)
Adjusted Operating expenses - Non-energy(1)	(5.11)	(7.49)	(32)	(6.87)	(26)
Adjusted Operating expenses - Energy(1)	(4.20)	(2.38)	76	(3.75)	12
Transportation expenses	(3.10)	(3.05)	2	(2.90)	7
Operating netbacks before realized commodity risk management	13.16	38.88	(66)	24.85	(47)

(1)         See definition in our MD&A under section "Non-GAAP Financial Measures".
(2)         Net of Fixed Differential Physical Contracts

Corporate operating netbacks before realized commodity risk management in the fourth quarter decreased 69% to $9.24/boe compared with $29.85/boe in Q3 2018 due to decreased realized commodity prices, slightly higher operating and transportation expenses, partially offset by a 55% decrease in royalties.

	Three months ended
Corporate Operating Netbacks ($/boe) (1)	Dec 31, 2018	Sept 30, 2018	% Change (3)	Dec 31, 2017	% Change
Produced petroleum revenue (1)	24.80	47.10	(47)	37.14	(33)
Royalties	(1.67)	(3.69)	(55)	(3.52)	(53)
Adjusted operating expenses (1)	(10.87)	(10.72)	1	(12.28)	(11)
Transportation expenses	(3.02)	(2.84)	6	(2.38)	27
Operating netbacks before realized commodity risk management	9.24	29.85	(69)	18.96	(51)
Realized commodity risk management	(4.69)	(11.41)	(59)	(2.90)	62
Operating netbacks ($/boe)	4.55	18.44	(75)	16.06	(72)

(1)         See definition in our MD&A under section "Non-GAAP Financial Measures".

During the second half of 2017, to ensure compliance with relaxed covenants on its remaining debt, Pengrowth entered into a series of WTI hedges on 10,000 bbl/d of production at approximately WTI US$50/bbl to the end of 2018. For the fourth quarter of 2018, these hedges resulted in a realized commodity risk management loss of $4.69/boe compared with a $11.41/boe loss in the third quarter of 2018. Subsequent to the quarter, Pengrowth entered into WTI crude oil costless collars on 4,000 bbl/d with a bottom and top bracket of US$56.00/bbl and US$59.96/bbl respectively for the second quarter of 2019.

Corporate operating netbacks for the fourth quarter decreased 75% to $4.55/boe compared with $18.44/boe in the third quarter of 2018.

Adjusted Funds Flow
Fourth quarter negative adjusted funds flow of $2.3 million decreased $17.9 million from adjusted funds flow of $15.6 million in the prior quarter for the reasons described earlier in the "Fourth Quarter Summary".

Net Loss
The $503.0 million net loss in the fourth quarter compared with a net loss of $1.6 million in the third quarter of 2018 was primarily due to non-cash items. These included a $355 million deferred tax expense due to uncertainty about Pengrowth's ability to realize the deferred tax assets in future years; a $91 million E&E impairment primarily related to Groundbirch natural gas assets due to the significant deterioration in forward natural gas benchmark prices late in 2018; and $32 million in accelerated depreciation of Northeastern British Columbia properties considered to be at the end of their economic life.

Market Access
Pengrowth uses physical delivery contracts to ensure access to markets, protect against pipeline apportionment, and  limit credit risk and exposure to widening WCS differentials. Fourth quarter and full year 2018 diluted bitumen sales averaged 25,886 bbl/d and 23,452 bbl/d, respectively, of which 17,000 bbl/d was subject to physical delivery fixed price WCS differential contracts averaging approximately US$16.82/bbl discount to WTI. This resulted in fourth quarter and full year 2018 average diluted bitumen realized prices of CA$42.23/bbl and CA$56.47/bbl, respectively, exceeding WCS benchmarks in both periods.

For the fourth quarter of 2018 these contracts increased the realized diluted bitumen price by CA$19.71/bbl compared to benchmark prices.

As at December 31, 2018, Pengrowth had apportionment protected physical contracts in place that ensure market access for 17,500 bbl/d of dilbit for 2019. Using a mixture of physical and financial contracts, the average realized price on these volumes is expected to be WTI minus US$18.68/bbl.

Balance Sheet and Liquidity
Pengrowth’s total debt before working capital (excluding letters of credit) at December 31, 2018 increased 6% to $714.6 million compared with $672.2 million as at September 30, 2018 as the result of negative adjusted funds flow and $27.4 million related to foreign exchange.

Upcoming Debt Maturities
The Company's Credit Facility matures on March 31, 2019. As described above, the Company is in discussions with the lending syndicate on extension arrangements through September 30, 2019 while Pengrowth and its advisers advance the Strategic Review. As at December 31, 2018, Pengrowth had drawings of $173.5 million on its Credit Facility (December 31, 2017 - $109.0), and $75.6 million of outstanding letters of credit (December 31, 2017 - $69.4 million).

In addition to the maturity of the Credit Facility in 2019, certain of the Company’s term notes in the aggregate principal amount of CA$59.4 million mature on October 18, 2019. As part of the Strategic Review, Pengrowth intends to explore and advance strategic alternatives including transactions or financings that address the upcoming maturities of the October 2019 term notes. It is likely that any offer to replace our existing debt will likely come at a higher interest cost.

Pengrowth's total debt before working capital is 73 percent denominated in foreign currencies at December 31, 2018. To manage foreign exchange risk, Pengrowth holds a series of swap contracts that fix the foreign exchange rate on 70% of the principal for Pengrowth’s U.S. dollar denominated term debt. At December 31, 2018, Pengrowth held a total of US$255 million in foreign exchange swap contracts at a weighted average rate of US$0.75 per CA$1.00 as follows:

Principal amount (US$ millions)	Swapped amount (US$ millions)	% of principal swapped	Average fixed rate (US$ per CA$)
366.3	255.0	70%	0.75

MULTI-YEAR DEVELOPMENT PLAN: 2019 CAPITAL PLAN
Pengrowth's 2019 Budget calls for a Capital Spending Plan of $45 million, with a significant majority of this capital allocated to Lindbergh. Until Pengrowth refinances its term debt and renews its credit facility, capital spending will not exceed $21 million. The timing of any capital spending will be determined relative to the business environment which is currently affected by the Government of Alberta's curtailment program and current WTI pricing. We intend to match capital investments closely with cash flow to help us avoid large capital deficits.

Pengrowth's multi-year development plan seeks to grow Lindbergh production to 35,000 bbl/d by the end of 2023. Timing to further expand production to 40,000 to 50,000 bbl/d will depend on commodity prices.

Regulatory approvals are currently in place to expand bitumen production to 40,000 bbl/d and to implement non-condensable gas injection to enhance steam efficiency as a proven enhancement to SAGD operations.

Groundbirch maintains a significant inventory of more than 360 locations in some of the most productive Montney horizons in the basin, as demonstrated by recent Pengrowth and industry results. Pengrowth expects to curtail spending on this asset until AECO natural gas pricing improves.

RESERVE AND RESOURCE UPDATE AS AT DECEMBER 31, 2018
Pengrowth’s reserves and resources values effective December 31, 2018 are based on an independent engineering evaluation conducted by GLJ Petroleum Consultants Ltd. (GLJ) using the GLJ January 1, 2019 price forecast and prepared in accordance with National Instrument 51-101 (NI 51-101) and the Canadian Oil and Gas Evaluation Handbook (COGEH). For further information please refer to Pengrowth's Annual Information Form ("AIF") dated March 5, 2019.

All evaluations and summaries of future net revenue are stated prior to provision for interest, debt service charges or general and administrative expenses and after deduction of royalties, operating costs, estimated well abandonment and reclamation costs and estimated future capital expenditures. The information included as “NPV 10” in the tables below represents the net present values of future net revenue before Income Taxes at a 10% discount rate, based on GLJ's January 1, 2019 forecast pricing assumptions. It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves.

Key Highlights

  Lindbergh and Groundbirch represent more than 99% of Pengrowth’s gross proved and probable reserves with the following breakdown:
  o Lindbergh (bitumen) represents 69.7%;
  o Groundbirch (natural gas) represents 29.6%;
  Total gross proved and probable reserves remain unchanged year-over-year at 446.6 million boe;
  Net present value ("NPV") before income taxes discounted at 10% of total proved and probable reserves was $2.8 billion based on GLJ's price forecasts, an increase of 27% over year-end 2017; and
  Reserve replacement of 120% for Total Proved and 110% for Total Proved and Probable.

Summary of Oil and Gas Reserves as of December 31, 2018
(Forecast Prices and Costs)(1)

	Total Oil Equivalent Basis(2)
	Company Gross	Company Net
Reserves Category	(Mboe)	(Mboe)
Proved Reserves
Proved Developed Producing	27,224	25,030
Proved Developed Non-Producing	2,295	2,110
Proved Undeveloped	164,119	124,357
Total Proved Reserves	193,638	151,496
Probable Reserves	252,869	193,765
Total Proved Plus Probable Reserves	446,508	345,261

(1)         Forecast prices are shown under the heading "Pricing Assumptions" in Pengrowth's AIF dated March 5, 2019.
(2)         Natural gas has been converted to barrels of oil equivalent on the basis of six (6) Mcf of natural gas being equal to one barrel of oil.

Summary of Net Present Value of Future Net Revenue as of December 31, 2018 Before Income Taxes
(Forecast Prices and Costs)(1)

	Before Income Taxes Discounted at (%/year) - $MM
Reserves Category	0%	5%	10%	15%	20%
Proved Reserves
Proved Developed Producing	498	457	422	391	364
Proved Developed Non-Producing	26	20	16	13	11
Proved Undeveloped	3,832	1,954	1,112	690	456
Total Proved Reserves	4,356	2,431	1,550	1,094	832
Probable Reserves	5,377	2,387	1,210	675	402
Total Proved Plus Probable Reserves	9,734	4,819	2,760	1,769	1,234

(1)         Forecast prices are shown under the heading "Pricing Assumptions" in Pengrowth's AIF dated March 5, 2019.

Summary of Oil and Gas Contingent Resource Best Estimates as of December 31, 2018
(Forecast Prices and Costs)(1)

	Lindbergh and Selina Contingent Resource
	Company Gross	Company Net
Project Maturity Subclass	(Mbbl)	(Mbbl)
Development Pending - Unrisked	91,861	71,729
Development Pending - Risked	84,464	65,920
Development Unclarified - Unrisked	66,677	52,606
Development Unclarified - Risked	38,406	30,301

	Groundbirch Contingent Resource
	Company Gross	Company Net
Project Maturity Subclass	(MMcf)	(MMcf)
Development Pending - Unrisked	730,466	597,519
Development Pending - Risked	620,896	507,891

(1)         Forecast prices are shown under the heading "Pricing Assumptions" in Pengrowth's AIF dated March 5, 2019.

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on the analysis of drilling, geological, geophysical, and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are further classified according to the level of certainty associated with the estimates and may be subclassified based on development and production status.

Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political, and regulatory matters, or a lack of markets. It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage. Contingent Resources are further classified in accordance with the level of certainty associated with the estimates and may be subclassified based on project maturity and/or characterized by their economic status.

Conference Call and Audio Webcast:
Pengrowth will host a conference call and listen-only audio webcast at 9:00 a.m. Mountain Time ("MT") (11:00 a.m. Eastern Time ("ET")) on March 6, 2019 to discuss the quarter.  Please note that the format of the webcast incorporates a visual presentation for investors and analysts. To listen to the live webcast and watch the presentation please use the following link:

http://event.on24.com/wcc/r/1947972-1/7B6F908065AA7433EBECB50F7285376A

The webcast will remain archived at the above link for one year following the event.

Securities analysts and institutional investors interested in participating in the question and answer session of the conference call may do so by calling 1-866-521-4909 (toll free) or (647) 427-2311.

The webcast will be available for replay at the link above within 24 hours of the event.

An archived recording of the conference call will be available for seven days and can be accessed by dialing 1-800-585-8367 (toll free) or (416) 621-4642, Conference ID: 2272299.

FREQUENTLY RECURRING TERMS
Pengrowth uses the following frequently recurring industry terms and abbreviations in this press release:

Units of Measurement
"bbl"	barrel
"bbl/d"	barrels per day
"boe"	barrel of oil equivalent
"boe/d"	barrels of oil equivalent per day
"Mcf/d"	thousand cubic feet per day
"MMboe"	million boe
"MMcf/d"	million cubic feet per day
"SOR"	steam oil ratio
"CSOR"	cumulative steam oil ratio

Commodities and Currencies
"AECO"	Alberta natural gas price point
"WTI"	West Texas Intermediate crude oil price
"WCS"	Western Canadian Select crude oil price
"US$"	United States Currency
"CA$"	Canadian Currency

Other Terms
"dilbit" or "diluted bitumen"	bitumen blended with diluent
"G&A"	general and administrative expenses
"IFRS"	International Financial Reporting Standards

Caution Regarding Engineering Terms:
When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All production figures stated are based on Company Interest before the deduction of royalties.

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and applicable U.S. securities legislation including the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to the Company’s Strategic Review, including the potential for the Company to complete any financing arrangements,  corporate merger, sale, recapitalization or other transaction or strategic alternative; the anticipated arrangements for the extension of the Company’s Credit Facility through September 2019 and the terms of any such extension; the ability of the Company to refinance or repay its existing indebtedness, including the term notes maturing in October 2019; the Company expectations that it will conclude definitive agreements for third party development of a cogeneration facility at Lindbergh; expected production in 2019; anticipated $45 million of capital expenditures in 2019; expected production at Lindbergh to the end of the year and up to 2023; the Company’s anticipated reserves life; anticipated royalty expenses, adjusted operating expenses; cash G&A expenses and the ability of Pengrowth to remain a going concern. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements and information are based on Pengrowth's current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light oil and bitumen prices, future oil and natural gas production levels, future exchange rates and interest rates, the amount of future cash dividends paid by Pengrowth or the lack thereof, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers including transportation availability, the impact of increasing competition, our ability to obtain financing on acceptable terms and meet financial covenants, our ability to add production and reserves through our development, exploitation and exploration activities, our ability to pay our current and future debt obligations and stay in compliance with our current and future debt covenants, our ability to obtain alternative debt financing and amend our financial covenants, and our ability to remain a going concern. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the risks associated with the oil and gas industry in general; volatility of oil and gas prices; Canadian light oil and bitumen differentials; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves, ability to produce those reserves; production may be impacted by unforeseen events such as equipment and transportation failures and weather related issues; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; actions by government authorities, including the imposition or reassessment of taxes including changes in income taxes and royalty laws; Pengrowth's ability to access external sources of debt and equity capital; Pengrowth's inability to refinance term notes and /or existing Credit Facility; new IFRS and the impact on Pengrowth’s financial statements; the implementation of greenhouse gas emissions legislation and the impact of carbon taxes; and Pengrowth’s ability to remain a going concern. Further information regarding these factors may be found under the heading "Business Risks" herein and under "Risk Factors" in Pengrowth's most recent AIF, and in Pengrowth’s most recent audited annual Consolidated Financial Statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s public filings are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Non-GAAP Measures
In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), Pengrowth presents non-GAAP measures including total debt before working capital, total debt including working capital, adjusted funds flow, adjusted funds flow per share, free funds flow, produced petroleum revenue per boe, adjusted operating expenses per boe, royalty expenses (% of produced petroleum revenue), Lindbergh operating netbacks, corporate operating netbacks, adjusted operating expenses, cash G&A expenses and cash G&A expenses per boe. These measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These measures are provided, in part, to assist readers in determining Pengrowth’s ability to generate cash from operations. Pengrowth believes these measures are useful in assessing operating performance and liquidity of Pengrowth’s ongoing business on an overall basis. These measures should be considered in addition to, and not as a substitute for, net income (loss), cash provided by operations and other measures of financial performance and liquidity reported in accordance with IFRS. Further information including reconciliation to the applicable GAAP measure with respect to these non-GAAP measures can be found in the MD&A.

Note to US Readers
We report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51- 101. These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States.

Current SEC reporting requirements permit, but do not require United States oil and gas companies, in their filings with the SEC, to disclose probable and possible reserves, in addition to the required disclosure of proved reserves. The SEC does not permit the inclusion of estimates of contingent resources in reports filed with it by United States companies. Under current SEC requirements, net quantities of reserves are required to be disclosed, which requires disclosure on an after royalties basis and does not include reserves relating to the interests of others. Because we are permitted to prepare our reserves information in accordance with Canadian disclosure requirements, we have included contingent resources, disclosed reserves before the deduction of royalties and interests of others and determined and disclosed our reserves and the estimated future net cash therefrom using forecast prices and costs. See "Presentation of our Reserve Information" in our most recent Annual Information Form or Form 40-F for more information.

We incorporate additional information with respect to production and reserves which is either not generally included or prohibited under rules of the SEC and practices in the United States. We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments). We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves. The SEC permits, but does not require, the disclosure of reserves based on forecast prices and costs.

About Pengrowth Energy Corporation (TSX:PGF):
Pengrowth Energy Corporation is a Canadian energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western Canadian basin for more than 30 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the OTCQX under the symbol "PGHEF".

Additional information about Pengrowth is available at www.pengrowth.com and on SEDAR at www.sedar.com.

For investor and media Inquiries please contact:

Tom McMillan
1-855-336-8814
Tom.McMillan@pengrowth.com